Filed by Horizon Bancorp, Inc.  pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: Horizon Bancorp, Inc.
Commission File No. 000-10792
This filing relates to the proposed merger transaction between Horizon Bancorp, Inc. (“Horizon”) and Salin Bancshares, Inc. (“SBI”) pursuant to the terms of an Agreement and Plan of Merger dated as of October 29, 2018 (the “Merger Agreement”) between Horizon and SBI. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to the Current Report on Form 8-K filed by Horizon on October 30, 2018.

Set forth below are the following materials which were prepared for the benefit of the employees of SBI and its wholly-owned banking subsidiary, Salin Bank and Trust Company, in connection with the proposed merger transaction between Horizon and SBI. The materials were provided to the employees on the evening of October 29, 2018:
•	Company Announcement Presentation - A Winning Business Combination, dated October 29, 2018
•	Questions and Answers

Additional Information for Shareholders

In connection with the proposed merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a proxy or information statement, as well as other relevant documents concerning the proposed transaction. Shareholders and investors are urged to read the Registration Statement and the proxy or information statement regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy or information statement (when it becomes available), as well as other filings containing information about Horizon, may be obtained free of charge at the SEC’s website at www.sec.gov. You will also be able to obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings.” The information available through Horizon’s website is not and shall not be deemed part of this filing or incorporated by reference into other filings Horizon makes with the SEC.

Horizon and SBI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SBI in connection with the proposed merger. Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 28, 2018, and in the proxy statement for Horizon’s 2018 annual meeting of shareholders, as filed with the SEC on March 16, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy or information statement regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This filing may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of Horizon. For these statements, Horizon claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this filing should be considered in conjunction with the other information available about Horizon, including the information in the filings we make with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include risk factors relating to the banking industry and the other factors detailed from time to time in Horizon’s reports filed with the SEC, including those described in its Form 10-K and the following: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Horizon and SBI operate; the ability to promptly and effectively integrate the businesses of Horizon Bank and Salin Bank and Trust Company; the reaction of the companies’ customers, employees and counterparties to the transaction; and the diversion of management time on merger-related issues. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Horizon does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.

*   *   *   *   *   *   *   *   *   *

   A Winning Business CombinationOctober 29, 2018

 Table of Contents      Topic  Section  Horizon’s Profile  I.  A Winning Business Combination  II.  Horizon’s Approach to Integrations  III.

 Founded in 1873 Headquartered in Michigan City, IndianaTotal Assets $4.1 billionTotal Trust Assets Under Management $2.4 billionFocused on the States of Indiana & MichiganVery Traditional Bank – Four Primary Revenue Streams  Horizon’s Profile  *

 Founded in 1873 Headquartered in Michigan City, IndianaTotal Assets $4.1 billionTotal Trust Assets Under Management $2.4 billionFocused on the States of Indiana & MichiganVery Traditional Bank – Four Primary Revenue Streams    Horizon’s Profile  3

 4  Sixty-Six LocationsIncludes three loan production offices        BranchesLPOs

Our Culture is the Foundation for Our Success


BE HORIZON
LIFE-LONG RELATIONSHIPS
Take your performance to the next level — ANTICIPATE NEEDS
Turn your customers into fans — give SENSIBLE ADVICE
Be the ultimate team player — give EXCEPTIONAL SERVICE
Be an All-Star at your position — know your PRODUCTS
Foster our home-field advantage — recruit LOCAL and stay involved in your community.
HORIZON VALUES
We display pride in the Horizon Team by holding these values in the highest esteem.
1. We affirm the customer as our highest focus, by providing exceptional service and sensible advice to build lifelong relationships.
2. We act responsibly employing high ethical standards and maintain confidentiality.
3. We accomplish our goals.
4. We embrace individual, cultural, racial, and ethnic diversity.
5. We cooperate as a Team in serving our customers and associates.
6. We demonstrate kindness, understanding, and respect.
7. We understand the value of profit.
8. We support progressive learning.
9. We encourage creative thinking.
10. We strive for balance in our lives and pleasure in our work.
11. We contribute to the betterment of our community.
12. We commit to the preservation of independent banking.
HORIZON BANK
EXCEPTIONAL SERVICE • SENSIBLE ADVICE
The Sales Principles
Be Authentic
Be a Self-Learner
Be a Leader
Be Networked
Be Responsive
Be an Advocate

- Hire Local
- Promote Local Decision Making
- Service Guarantees
- Professional Development
  - Talent Management Program
  - Upward Mobility Through Core Competencies
- We Achieve Our Goals
- Motto *"Exceptional Service and Sensible Advise"*

EXCEPTIONAL SERVICE • SENSIBLE ADVICE® 5

HORIZON BANK

Horizon's Story

Steady Growth

Financial Strength

Consistent Performance

Company Based on Values

People First – Employees & Customers

EXCEPTIONAL SERVICE • SENSIBLE ADVICE®

   7  Solid Growth in Total Assets(in millions)

A Company on the Move

	2002-2007	2008-2010	2011-2013	2014-2015	2016	2017-2Q18
Organic Expans. (11)	St. Joseph, S. Bend, Elkhart, Merrillville	Kalamazoo	Indianapolis	Carmel	Ft. Wayne, Grand Rapids	Noblesville, Holland
M&A (13)	Anchor Mtg., Alliance	American Trust	Heartland	1st Mtg., Summit, Peoples	Farmers, LaPorte, CNB	Bargersville, Lafayette, Wolverine

EXCEPTIONAL SERVICE • SENSIBLE ADVICE®

HORIZON BANK

Highly Regarded In Our Communities

- **Community Relations Award**
  - Urban League of Northwest Indiana, Inc.
- **Nine out of Ten Customers Would Refer a Friend**
  - Independent Survey
- **Best Bank - Fifteen Out of Last Sixteen Years**
  - The News Dispatch Readers Poll
- **Best Bank for Obtaining a Business Loan**
  - Northwest Indiana Business Quarterly
- **Family Friendly Work Policies**
  - IU Health / Clarian Award

EXCEPTIONAL SERVICE • SENSIBLE ADVICE®

   A Winning Business Combination

 Horizon (66)Salin (20)    Locations and Cultures Align  11  Complementary LocationsCultures Based on Similar ValuesPeople First BankingCommitment to Service and Support for the Communities We ServeComparable Credit PhilosophiesGood Core Deposit Base
 Horizon (66)Salin (20)  Locations and Cultures Align  *  Complementary LocationsCultures Based on Similar ValuesPeople First BankingCommitment to Service and Support for the Communities We ServeComparable Credit PhilosophiesGood Core Deposit Base

HORIZON BANK

Synergies

- **Capacity to Leverage Horizon's Systems and Salin's Investments in Technology**
- **Horizon can Extend its Customers Banking Hours with ITMs**
- **Salin's Customers Gain by**
  - ❖ Increased Lending Limits
  - ❖ Expanded Mortgage & Consumer Loan Products & Efficient Platforms
  - ❖ Expanded Treasury Management & Municipal Services

EXCEPTIONAL SERVICE • SENSIBLE ADVICE® 12

 Category   SalinBank(in millions)  Horizon Bank(in millions)  Pro-forma(in millions)  Assets  $893.1  $4,076.6  $4,969.7  Loans  $605.1  $2,924.5  $3,529.6  Deposits  $725.4  $3,016.2  $3,741.6  Trust Assets Under Mgmt.  $452.1  $2,487.3  $2,636.3  Total Locations  20  66  80+    13  Consolidated Profile

   Horizon’s Approach to Integrations

Helpful & Supportive

- Team Effort, Cooperative, Non-Hostile Approach to Business Combinations
- Open, Clear and Ongoing Communications with Employees & Customers
- Seek and Desire Feedback
- Well Organized Training / Learning & Development Plans
- Helpful Operational & Support Teams
- Assigned Mentors
- *We Do Not Sweat the Small Stuff*

EXCEPTIONAL SERVICE • SENSIBLE ADVICE® 15

 *  Estimated Merger Timeline  * Timeline assumes no remonstration or litigation and items in “red” font represent critical path.

HORIZON BANK

Key Integration Dates

Action	Estimated Time Line
Integration Teams - Organizational Meeting •Organizational meeting and to meet key integration leaders •Establish communications and exchange contact information •Regular ongoing conference calls by key integration leaders	October 30, 2018
Branch Consolidation Decision	November 30, 2018
Employee Notices Issued	December 10, 2018
Employee Orientation •Offer several sessions in local markets to allow for scheduling flexibility •Half of the day dedicated to company policies and benefits enrollment •Half of day dedicated to culture/brand and new employee expectations	January 2019
Install Training Equipment (mutual agreement) •Installed at Horizon's expense in preparation of training – test in advance	February 2019
Training Begins (mutual agreement) •Branch & Loan Training – 6 to 8 weeks before DP conversion	Feb / March 2019
Joint Customer Calls (mutual agreement) •Key customers, to discuss transition & assist with systems conversion	Feb / March / April 2019
Data Processing Conversion	March / April 2019

EXCEPTIONAL SERVICE • SENSIBLE ADVICE® 17

HORIZON BANK

Displaced Employees

(90% plus job placement.)

- Redundant Positions will be Displaced
- Employee Notification Letters *(Delivered By December 10, 2018)*
- Severance Benefit - per Definitive Agreement
- Job Coaching Service Provided
- Employee and Family Counseling Made Available
- Given First Opportunity to Fill Horizon's Open Positions
- Reference Letters Available & Referrals to Third Parties

EXCEPTIONAL SERVICE • SENSIBLE ADVICE® 18

Retained Employees

- **Employee Notification Letters** *(Delivered By December 10, 2018)*
  - All branch personnel retained
  - All employees engaged directly with ITMs retained
  - All others to reviewed with managers and executive officers
  - Per Horizon's standard employment practices retained employees to pass basic employment screens *(drug testing, background check)*
- **Credit for Years of Service and Enrollment into Horizon's Benefit Plans**
- **Training & Orientation Starts Prior to Data Processing Conversion** *(Approximately six weeks prior to DP conversion)*

EXCEPTIONAL SERVICE • SENSIBLE ADVICE® 19

On Going Communications

- **Questions and Answers - Published**
  - Updated weekly, unless no new questions submitted
  - Posted on intranet or employee only website
- **Employee Only Website –** *(To be available in two weeks)*
- **Local Managers Encouraged to Give Team Updates**
- **Ask Questions** *(Manager, Email, Call, EthicsPoint)*

EXCEPTIONAL SERVICE • SENSIBLE ADVICE ® 20

Press Release Issued – Public AwarenessCustomers will Express Concerns for You They will want to know if you are okYour job continues as is, until we close the merger and / or convert data processing systemsCustomers Want to Know What Will Happen to Their Bank Accounts (Too soon to determine)Will my checks need to be replacedWill my account numbers changeCan I still use my debit / ATM cardWill my loan terms and conditions changeToo soon to determine – we will keep you posted Customers will benefit – expanded products and services   What to Expect Tomorrow  *

 Handouts Delivered Via Email & Included:Press ReleaseQuestions and AnswersHorizon’s Key Contact ListNameTitleEmail addressTelephone numberHorizon’s Brand MessageOverview of HorizonBrochures Delivered Via Express Delivery:Overview of Horizon Brochure delivered by MondayExtra Copies will be Available for Customers at each Salin location  Handouts  *  Sample Cover of Brochure you may Provide to Customers

   16  Action  EstimatedTime Line  Definitive Agreement Signed  October 2018  Employee Announcement  October 2018  Public Announcement Press Release  October 2018  File Regulatory Applications  November 30, 2018  Regulatory Approval  February / March 2019  Shareholder Approval  February / March 2019  Merger Effective Date  February / March 2019  Systems Conversion  March / April 2019  Name Change to Horizon Bank  March / April 2019  Estimated Merger Timeline  * Timeline assumes no remonstration or litigation and items in “red” font represent critical path.

 Handouts Delivered Via Email & Included:Press ReleaseQuestions and AnswersHorizon’s Key Contact ListNameTitleEmail addressTelephone numberHorizon’s Brand MessageOverview of HorizonBrochures Delivered Via Express Delivery:Overview of Horizon Brochure delivered by MondayExtra Copies will be Available for Customers at each Salin location    Handouts  22  Sample Cover of Brochure you may Provide to Customers

   Thank You and We Look Forward to Our Partnership

Questions & Answers about the joining of our companies. We understand there will be many questions from customers, the community and employees. Please review and keep these questions and answers handy so you are better able to address. We will update these as necessary so everyone is kept well- informed along the way.

Customers and Community

Q:  Why are Horizon Bank and Salin Bank merging?
A:  The Banks have shared philosophies when it comes to our commitment to local, service-driven banking in order to best meet the needs of our customers and our communities. We will continue to deliver community- focused banking to our customers through an expanded branch network and product offerings.

Q: How will this merger benefit Salin Bank’s customers?
A:  Customers will continue to receive the local, hands on service they are accustomed to with their familiar bankers. In addition, they will be provided expanded branch access to Horizon’s network of over 63 offices and ATMs throughout northern and central Indiana and southwest and central Michigan along with our nation-wide surcharge free ATM access through MoneyPass. Customers will also benefit from Horizon’s higher in-house lending limits enhancing the availability of credit to local business, agriculture and government entities along with a robust suite of treasury management and investment management services.

Q:  When will this merger agreement be completed?
A:  The purchase is expected to be complete within the first quarter of 2019 and is subject to approval by the shareholders of Salin Bank as well as bank regulators.

Q:  Under what name will the bank operate?
A:  Horizon Bank

Q:  Will Salin Bank stay “local”?
A:  The offices of Salin Bank will continue to serve the needs of their customers and communities. Horizon has a closely held belief to hire and retain local talent with similar community banking values. We hire local and retain local leadership familiar with each market we serve.

Q:  Do you plan to convert data processing systems?
A:  Yes. The plan is to convert all of Salin Bank’s core data processing systems onto Horizon’s systems, at a date to be determined after the merger is completed.

Q:  Will the locations of Salin Bank remain open?
A:  We will maintain a presence in all the areas currently served by Salin Bank although communities with overlap in branches served by both banks may see some consolidation. We will examine the proximity of our combined branch footprint and make a recommendation and share the final plan with everyone.

Q:  Will the office / drive up hours change?
A:  Prior to systems conversion, there will be no change to office hours. We will work with the Salin Bank team to determine if the office hours need to be reconsidered to better serve the community and share the final determination with everyone.

Q: Will any of Salins’ products or services be eliminated?
A:  Salin will adopt Horizon’s product and services line-up at the time of our core data processing conversion. As we move through the process of systems integration we will keep you apprised of any changes. You can view Horizon’s products by visiting our website at www.horizonbank.com

Q:  Will the benefits and fees on Salin accounts change?
A:  It is too early to determine at this time. Prior to a data processing conversion, Horizon will develop a product comparison model. This model will display any changes to fees and additional product benefits. We will notify all customers affected by changes to their accounts giving them at least 30 days prior notice.

Q:  Will account numbers stay the same?
A:  At this time we are unsure, yet we anticipate there to be a small percentage of Salin customers who may need to change account numbers. If changes are necessary, we will share this information and work to communicate directly with those impacted customers.

Q:  Will interest rates on loans and certificates of deposits change?
A:  Interest rates on contractual agreements like loans and certificates of deposit will remain the same in accordance with the terms of the original agreements.

Q.  When will the name change to Horizon Bank?
A. The plan is to have all Salin Bank accounts automatically transferred to Horizon Bank when we convert data processing systems. At that time, we will also change signs, brochures, website, letterhead, etc. from Salin Bank to Horizon Bank. Detailed timeframes will be shared as we work through integration issues.

Employee Questions & Answers
Horizon has a long history of retaining, hiring and promoting people from within the local community.

At Horizon, we recognize that open communication is critical to improving our business, and we therefore maintain the following approach: 1) We believe in transparency. Employees should know where they stand — as individuals, departments, and as an entire company. 2) We believe that every team member contributes to our success, and that each one’s perspective is important. So we encourage each employee to offer up their own ideas, recommendations, and concerns for discussion. 3) We have a fiduciary duty to report concerns. Horizon Bank will inevitably experience challenges to our operations — including credit quality, reporting errors, and fraud attempts. As individuals, we must report potential issues to management as soon as we become aware of them.

Q:  Will some of Salin Bank employees be displaced?
A:  Redundant positions may be eliminated; however Horizon’s goal is to retain, hire and promote people from the local community. To help ease the transition for those employees whose positions may be at risk, Horizon will offer severance payments to employees who stay through the transaction closing or data processing conversion dates. We will also provide displaced employees an opportunity to apply for current open positions at Horizon.

Q:  When will Salin Bank employees know the status of their positions?
The target date is to notify all employees within 45 days of our merger announcement.

Q:  Will the employees who stay with Horizon retain their years of service?
A:  Yes, for the purpose of determining vesting in our retirement plans, vacations and for personal time benefits, Salin Bank employees who continue employment with Horizon will be given credit for their years of service.

Q:  How do Horizon’s health care plans compare to Salin Bank plans?
A: Information on Horizon's insurance will be provided to Salin Bank employees shortly after our merger announcement. More detailed discussions will take place during employee orientation meetings that will be scheduled at a later date.

Q:  Will retained employees be eligible for Horizon’s retirement savings plans?
A: Yes all retained employees will be eligible for enrollment into Horizon’s 401(k) Thrift Plan and the
Employee Stock Ownership Plan.

Q:  Will we receive career counseling?
A: Yes, Horizon will provide access to career counseling services for Salin Bank employees not retained by
Horizon.

Q:  Will personal or emotional counseling be made available?
A: Yes, through Horizon Bank’s Employee Assistance Program (EAP). Under this program, each Salin Bank employee and their immediate family members may utilize the services of a professional counselor for up to six visits. Detailed information will be supplied on how employees may utilize this service.